SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009 (Report No. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981 and 333-153230),  AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Option Exchanges and Price Adjustment

On June 15, 2009, the Board of Directors of NICE unanimously approved (i) an offer to exchange outstanding options to purchase 1,734,422 shares of NICE, (ii) an exercise price adjustment with respect to outstanding unvested options to purchase 1,053,400 shares of NICE and (iii) a privately negotiated transaction with certain executive officers for the exchange of options to purchase 265,000 shares of NICE.

In approving these matters, the Board of Directors of NICE took into consideration the benefit of  providing its executives and key employees an effective long term incentive and retention plan to support the company`s future success, while creating value to shareholders over time.

Under a Tender Offer Statement on Schedule TO that will be filed with the SEC, NICE will offer eligible employees in Israel, Hong Kong, the United States and the United Kingdom, excluding its directors, CEO and certain other executive officers, the opportunity to tender options granted before September 1, 2008 (almost all of which have an exercise price per share above $34.00), in exchange for restricted share units (RSUs) or options (depending on the employee`s country of residence) with a per share exercise price or per share purchase price equal to the par value of NICE shares, or NIS 1.00 (approximately $0.25). The exchange will be on a one-for-three basis, meaning that eligible employees electing to participate will receive a new RSU or option with respect to one share for every three shares subject to the options tendered for exchange. The new awards will vest in 25% annual increments over a four-year period from the new grant date and will have a new six-year term. Options that are surrendered in the proposed exchange will be cancelled and the shares will not be available for new option grants, other than the options granted in this exchange offer.  The offer is expected to commence shortly and to expire on August 5, 2009. The terms and conditions of the exchange offer will be described in the Tender Offer Statement on Schedule TO, to be filed with the SEC.

Pursuant to the Board of Directors resolution, NICE will also reduce the exercise price of options that were granted after September 1, 2008 (all of which are still unvested), having an exercise price per share of $30.25, to an exercise price per share equal to $22.53, which was the closing price of NICE`s ADSs on the Nasdaq Global Select Market on June 15, 2009.

The Board of Directors of NICE also resolved to approve a privately negotiated transaction with certain executive officers, pursuant to which NICE will exchange options granted in 2007 having an exercise price per share ranging between $34.00 and $39.00 with new options having an exercise price per share equal to $22.53. The new options will vest in 25% annual increments over a four-year period from the new grant date and will have a new six-year term.

The above actions are subject to the receipt of certain regulatory approvals.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: June 16, 2009

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